FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2014
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 2, 2014.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:July 2, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for June 2014

Mumbai, July 2, 2014:Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for JUNE’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUNE 2013	JUNE 2014	JUNE 2013	JUNE 2014	JUNE 2013	JUNE 2014
Micro	NANO	2202	1032	2003	1001	0	5
Compact	INDICA, INDICA VISTA, INDIGO CS	7684	4696	7453	4829	469	133
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	259	207	172	103	16	97
UV1	SUMO	435	870	1088	985	22	44
UV2	SAFARI, SUMO GRANDE, MOVUS	706	1020	827	816	29	28
UV3	ARIA, XENON	38	174	6	111	5	0
V1	VENTURE	130	26	255	66	0	0
V2	ACE MAGIC, MAGIC IRIS	5220	3214	6284	3088	0	17
N1- A1	ACE, ACE EX, ACE Zip	9929	10207	11234	9055	1496	1162
N1- A2	Super ACE, TATA207, XENON, Winger DV	3854	1938	4364	1785	978	542
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	127	389	88	362	8	4
M2- A2	Winger 14 seats, SFC407, CityRide	557	210	553	301	2	0
N2- A1	SFC407, LPT407	858	1150	1542	1179	68	144
N2- A2	SFC709, LPT709	875	761	364	260	255	345
N2- A3	LPT9109	650	931	328	327	130	155
N2- A4	LPT1109	359	167	1736	971	71	94
M3- A2	LP709, SFC410, LP410	1119	1126	1349	1182	45	99
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	568	372	1015	842	36	26
M3- C2	LPO1512, LPO1612, Starbus, Divo	811	1038	825	488	97	285
N3- A1	LPT1613, LPK1616, SK1613	3480	2579	1619	1422	112	341
N3- B1(a)	LPT2518, LPK2518	2662	2798	2436	2367	146	201
N3- B1(b)	LPT3118	1352	2178	2457	2009	0	42
N3- B2(b)	LPS3518. LPS3015, LPS3516	92	0	172	311	0	0
N3- B2(d)	LPS4018, LPS4023	355	1180	509	807	10	49
N3- B2(e)	LPS4928	22	61	33	76	1	1

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	215	216	223	219	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.